SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                Virgin Media Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    92769L101
                                 (CUSIP Number)

                                December 31, 2009
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 11 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92769L101                13G                    Page 2 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
     Level Global Investors, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                            5.62% as of December 31, 2009
                                            6.11% as of February 12, 2010
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92769L101                13G                    Page 3 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
     Level Global, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.62% as of December 31, 2009
                                                6.11% as of February 12, 2010
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                            OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92769L101                13G                    Page 4 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
     David Ganek
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.62% as of December 31, 2009
                                                6.11% as of February 12, 2010
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92769L101                13G                    Page 5 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
     Anthony Chiasson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            18,498,465 as of December 31, 2009
                                            20,098,465 as of February 12, 2010
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.62% as of December 31, 2009
                                                6.11% as of February 12, 2010
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92769L101                13G                    Page 6 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
     Level Global Overseas Master Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            16,004,052 as of December 31, 2009
                                            17,640,252 as of February 12, 2010
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            16,004,052 as of December 31, 2009
                                            17,640,252 as of February 12, 2010
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            16,004,052 as of December 31, 2009
                                            17,640,252 as of February 12, 2010
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY
            AMOUNT IN ROW (9)
                                                4.87% as of December 31, 2009
                                                5.36% as of February 12, 2010
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                            OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92769L101                13G                   Page 7 of 12 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Virgin Media Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 909 Third Avenue, Suite 2863, New York, New York 10022

Item 2(a).     Name of Person Filing:

     This Statement is being filed on behalf of

          (i) Level Global Overseas Master Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands ("LGMO"), with respect to the shares of Common Stock beneficially owned by it;

         (ii) Level Radar Master Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands ("RMF"), with respect to the shares of Common Stock beneficially owned by it;

        (iii) Level Global Investors, L.P., a Delaware limited partnership (the "Investment Manager") with respect to the shares of Common Stock beneficially owned by LGMO and RMF;

         (iv) Level Global, L.L.C., a Delaware limited liability company organized under the laws of the State of Delaware (the "General Partner"), with respect to the shares of Common Stock beneficially owned by the Investment Manager, LGMO and RMF;

          (v) David Ganek, a United States citizen ("Mr. Ganek") with respect to the shares of Common Stock beneficially owned by the Investment Manager, General Partner, LGMO and RMF; and

         (vi) Anthony Chiasson, a United States citizen ("Mr. Chiasson") with respect to the shares of Common Stock beneficially owned by the Investment Manager, General Partner, LGMO and RMF;

               The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 92769L101                  13G                   Page 8 of 12 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Investment Manager, General Partner, Mr. Ganek and Mr. Chiasson is 888 Seventh Avenue, 27th Floor, New York, NY 10019. The address of the principal business office of LGMO and RMF is c/o Citco Fund Services (Cayman Islands) Limited Corporate Centre, Windward 1 Floor, Regatta Office Park, West Bay Road, P.O. Box 31106 SMB - 1209, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c).     Citizenship:

     See Item 2(a) above.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.01 par value per share (the "Common Stock")

Item 2(e).  CUSIP Number:

     92769L101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ] Investment Adviser in accordance with Rule 13d-1
                   (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

CUSIP No. 92769L101                  13G                  Page 9 of 12 Pages

Item 4.        Ownership.

The percentages used herein are calculated based upon the 329,163,235 shares of Common Stock issued and outstanding as of October 28, 2009 as reflected in the Company's Form 10-Q filed for the quarterly period ended September 30, 2009.

                   (i) Level Global Overseas Master Fund, Ltd. has shared voting and dispositive powers with respect to 16,004,052 shares of Common Stock which constitutes approximately 4.87% of the Common Stock outstanding as of such date and 17,640,252 shares of Common Stock which constitutes approximately 5.36% of the Common Stock outstanding as of February 12, 2010. Level Global Overseas Master Fund, Ltd. does not have sole voting or dispositive powers with respect to such Common Stock.

                  (ii) Level Radar Master Fund, Ltd. has shared voting and
            dispositive powers with respect to 2,444,413 shares of Common Stock which constitutes approximately 0.75% of the Common Stock outstanding as of such date and 2,458,213 shares of Common Stock which constitutes approximately 0.75% of the Common Stock outstanding as of February 12, 2010. Level Radar Master Fund, Ltd. does not have sole voting or dispositive powers with respect to such Common Stock.

                  (iii) Level Global Investors, L.P. has shared voting and
            dispositive powers with respect to 18,498,465 shares of Common Stock which constitutes approximately 5.62% of the Common Stock outstanding as of such date and 20,098,465 shares of the Common Stock which constitutes approximately 6.11% of the Common Stock outstanding as of February 12, 2010. Level Global Investors, L.P. does not have sole voting or dispositive powers with respect to such Common Stock.

                  (iv) Level Global, L.L.C. has shared voting and dispositive powers with respect to 18,498,465 shares of Common Stock which constitutes approximately 5.62% of the Common Stock outstanding as of such date and 20,098,465 shares of Common Stock which constitutes approximately 6.11% of the Common Stock outstanding as of February 12, 2010. Level Global, L.L.C. does not have sole voting or dispositive powers with respect to such Common Stock.

                   (v) David Ganek has shared voting and dispositive powers with respect to 18,498,465 shares of Common Stock which constitutes approximately 5.62% of the Common Stock outstanding as of such date and 20,098,465 shares of Common Stock which constitutes approximately 6.11% of the Common Stock outstanding as of February 12, 2010. David Ganek does not have sole voting or dispositive powers with respect to such Common Stock.

                  (vi) Anthony Chiasson has shared voting and dispositive powers with respect to 18,498,465 shares of Common Stock which constitutes approximately 5.62% of the Common Stock outstanding as of such date and 20,098,465 shares of Common Stock which constitutes approximately 6.11% of the Common Stock outstanding as of February 12, 2010. Anthony Chiasson does not have sole voting or dispositive powers with respect to such Common Stock.

CUSIP No. 92769L101                  13G                  Page 10 of 12 Pages



            Level Global Investors, L.P., Level Global, L.L.C., David Ganek and Anthony Chiasson do not directly own the Common Stock. Pursuant to an investment management agreement, Level Global Investors, L.P. shares all voting and investment powers with respect to the securities held by each of Level Global Overseas Master Fund, Ltd. and Level Radar Master Fund, Ltd. Level Global, L.L.C. acts as the general partner of Level Global Investors, L.P. David Ganek and Anthony Chiasson control Level Global Investors, L.P. and Level Global, L.L.C.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     See Item 2.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92769L101                 13G                   Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 16, 2010

Level Radar Master Fund, Ltd.

                                      By: Level Global Investors, L.P., as
                                      investment manager to Level Radar
                                      Master Fund, Ltd.

                                      By: Level Global, L.L.C., as general
                                      partner of Level Global Investors, L.P.


                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member


                                      Level Global Investors, L.P.

                                      By: Level Global, L.L.C., as general
                                      partner of Level Global Investors, L.P.


                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member


                                      Level Global, L.L.C.


                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member


                                      David Ganek


                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member,
                                          Level Global, L.L.C.

CUSIP No. 92769L101                 13G                   Page 12 of 12 Pages


                                      Anthony Chiasson


                                      By: /s/ Anthony Chiasson
                                          -----------------------------------
                                          Name:  Anthony Chiasson
                                          Title: Managing Member, Level
                                          Global, L.L.C.